

AB 3/10

KH 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2011

Washington, DC
112

SEC FILE NUMBER
8-*16309*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _JANUARY 1, 2010_ AND ENDING _DECEMBER 31, 2010_
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *HAVKIT CORPORATION*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98-01 67 AVENUE - 10G
(No. and Street)

REGO PARK   *NY*   *11374*
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID KAPLAN   *718-897-8552*
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS J. RYAN CPA PC
(Name – if individual, state last, first, middle name)

33-47 60th ST   *WOODSIDE*   *NY*   *11377*
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

KH 3/15

OATH OR AFFIRMATION

I, _DAVID KAPLAN_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _HAVKIT CORPORATION_ , as of _DECEMBER 31_ , 20_10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MARINA PRIYEVA
NOTARY PUBLIC, STATE OF NY
NO. ___ __72468
QUALIFIED IN ___ NS COUNTY
COMMISSION ___ S 4/22/2014

David Kaplan
Signature

PRESIDENT
Title

Marina Priyeva 2/27/2011
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAVKIT CORP
FINANCIAL REPORT
DECEMBER 31, 2010

TABLE OF CONTENTS:

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors
of Havkit Corp.

We have audited the accompanying statement of financial condition of Havkit Corp., a non-public broker-dealer, as of December 31, 2010 and the related statements of operations, statement of changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Havkit Corp. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1, 2 and 3 is presented for purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas J. Ryan CPA PC
Woodside New York
February 21, 2011

HAVKIT CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
EXHIBIT "A"

ASSETS:

Cash	$211,371
Total Assets	$211,371

LIABILITIES AND STOCKHOLDER'S EQUITY:

Liabilities	$ 290
Accounts and Taxes Payable	

Stockholder's Equity:

Common Stock $.01 par value –	
Authorized 2,000,000 shares;	
Issued and outstanding 889,845 shares	8,898
Additional paid in capital	47,742
Retained earnings	154,441
Total Equity	211,081
Total Liabilities and Stockholder's Equity	$ 211,371

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

EXHIBIT "B"

INCOME:

Dividend income	$ 360
Commission on securities transactions	586
Interest on investments	2935
Investment gain	1606
	$ 5487

EXPENSES:

Rent	6000
Regulatory fees and expenses	2975
Office expenses	24,541
Taxes other than income	462
Auto expenses	2716
Employee's compensation	3770
Miscellaneous	33
	$ 40,497

Net Loss	$ (35,010)

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

EXHIBIT "C"

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2010	$8,898	$ 47,742	$ 189,454	$246,094
(Loss) for the Year			(35,010)	(35,010)
Adjustment			(3)	(3)
Balances, December 31, 2010	$8,898	$ 47,742	$ 154,441	$ 211,081

The accompanying notes are an integral part of this statement.

HAVKIT CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

EXHIBIT "D"

Cash Flows from Operating Activities:

Net (Loss)	$ (35,010)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets.	
Decrease in Receivable from brokers and dealers	1207
(Decrease) in market value of firm securities	4309
Decrease in Operating Liabilities:	
Accounts and taxes payable	(1447)
Adjustment	(3)
Net cash flows used in operating activities and decrease in cash	$(30,944)
Cash at beginning of Year	242,315
Cash at end of Year	$211,371

The accompanying notes are an integral part of this statement.

1. Organization and Nature of Business

Havkit Corp is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York Corporation that is 100% held by David Kaplan, President.

2.-Significant Accounting Policies

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported number of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c-3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the net capital requirements and is required to maintain adjusted "net capital", equivalent to the greater of $100,000 or 6 2/3 percent of customer and noncustomer risk maintenance margin requirements on all positions as these terms are defined. At December 31, 2010, the Company had net capital of $211,081 which was in excess of its required net capital of $100,000. The Company's net capital ratio was $290 to $211,081 or .13%.

Note 4:   The Firm's office lease expired August 31, 2006; with an option to renew. The monthly rent was $900, increasing to $1000 July 1, 2008. Company vacated office prior to July 31, 2010 and moved to their home office subsequently.

Note 5:   Financial Instruments with Off-Balance Sheet Credit Risk:
As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Firm's exposure to credit risk associates with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to such non-performance by its customers. The Firm seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6:   Cash and cash Equivalents: The Company considers all short-term investments which have scheduled maturities within one year to be cash equivalents.

Note 7:   Subsequent Events: In May 2009, the FASB issues SFAS No. 165, *Subsequent Events*. SFAS No. 165 is effective for financial periods ending after June 15, 2009. SFAS No. 165 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether the date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2010 financial statements through February 2011, the date that the financial statements were available to be issued.

A copy of the Company's statement of financial condition as of December 31, 2010 pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's office and at the Regional Office of the Securities and Exchange Commission.

HAVKIT CORP.

Computation of Net Capital
Under Rule 15c 3-1 of S.E.C.

DECEMBER 31, 2010

SCHEDULE "1"

Computation of Net Capital:

Stockholder's Equity	$ 211,081

Deductions and/or charges:

Unallowable Assets
Capital charges pursuant to SEC
Rule 15c3-1:
    Haircuts on Firm Securities

Total deductions	$	-0-

Net Capital	$	211,081

Computation of Aggregate Indebtedness

Accounts and Taxes Payable	$	290
Total aggregate indebtedness	$	290

Computation of basic net capital requirement

Minimum net capital requirement	$	100,000
Excess net capital	$	111,081

Ratio of aggregate indebtedness to net capital is:

$$\frac{\text{Total Aggregate Indebtedness}}{\text{Net Capital}} = \frac{290}{\$211,081} = .13\%$$

The ratio of aggregate indebtedness to net capital is .13 to 1 compared to the maximum allowable ratio of 15 to 1.

The accompanying notes are an integral part of this statement.

Havkit Corp
Computation for Determination
of Reserve Requirements under Rule
15c-3 of the S.E.C.
December 31, 2010
Schedule 2

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (K)(2)(ii).

Havkit Corp
Reconcilation of Computation
of Net Capital under Rule 17a-5(d)(4)
of the S.E.C.
December 31, 2010
Schedule 3

There was no difference between the Company's and the audited computation of net capital and aggregate indebtedness.

Board of Directors
of Havkit Corp.

In planning and performing our audit of the financial statements of Havkit Corp. as of
and for the year ended December 31, 2010, in accordance with auditing standards
generally accepted in the United States of America, we considered the Company's
internal control over financial reporting (internal control) as a basis for designing our
auditing procedures for the purpose expressing our opinion on the financial statements,
but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, we do not express an opinion on the effectiveness of the
Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the Company
including consideration of control activities for safeguarding securities. This study
included tests of such practices and procedures that we considered relevant to the
objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate
indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for
determining compliance with exemptive provisions of Rule 15c3-3. Because the
Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed
by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities
   under Section 8 of Federal Reserve Regulation T of the Board of Governors
   of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
access the expected benefits and related costs of controls and of the practices and
procedures referred to in the preceding paragraph and to access whether those practices
and procedures can be expected to achieve the SEC's previously mentioned objectives.
Two of the objectives of internal control and the practices and procedures are to provide
management with reasonable but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency,* or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thomas J. Ryan CPA PC
Woodside, New York
February , 2011